

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 20, 2017

Via E-mail
Steven Ross
Chief Financial Officer
Ceres Tactical Currency L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

> **Re: Ceres Tactical Currency L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 28, 2017**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2017, June 30, 2017**
> **and September 30, 2017**
> **Filed May 11, 2017, August 10, 2017**
> **and November 13, 2017**
> **File No. 000-31563**

Dear Mr. Ross:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibit 13.01

Ceres Tactical Currency L.P.

Financial Statements

Statements of Income and Expenses

1. We note your disclosure in footnote 3a that the fund trades through a Master/Feeder structure. As such, please tell us how the presentation in your Statements of Income and Expenses is consistent with the guidance in ASC Topic 946-220-45-11 through 946-220-45-12. Specifically, tell us why the Statements of Income and Expenses do not provide a disaggregated presentation of the income, expenses and gains (losses) allocated from the Master. Finally, please tell us how you considered the need to analyze and discuss the fees allocated from the Master in your MD&A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann at 202-551-3207 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities